Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Resources Announces Resignation of Director

May 25, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) announces that Robert Gardner has tendered his resignation as a director of the Company effective immediately. The Board of Directors would like to thank Mr. Gardner for his contributions and wishes him the best in his future endeavours.

Mr. Gardner’s resignation from the Genco Board will allow him additional time to dedicate to his extensive business interests.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated an expansion of existing mining operations at La Guitarra Mine.

For further information, please contact:

Mr. Leslie Goodman
Acting CEO
Telephone: (604) 682-2205 ext. 229
info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the

Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.